15045760

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8- 67155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLEXUS ENERGY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 WAZEE STREET, SUITE 350
(No. and Street)

DENVER	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TARA LEE 303-225-5296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. CHERRY STREET, SUITE 1050	DENVER	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TARA LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLEXUS ENERGY CAPITAL, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

IRENE TRUJILLO
STATE OF COLORADO
NOTARY PUBLIC
Notary ID 20054020264
My Commission Expires May 19, 2017

Irene Trujillo
Notary Public

Tara N Lee
Signature

Secretary
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLEXUS ENERGY CAPITAL, LLC
(SEC File No. 8-67155)

Report of Independent Registered Public Accounting Firm
on Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2014 and 2013
and Review on Exemption Report

PLEXUS ENERGY CAPITAL, LLC

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
Plexus Energy Capital, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Plexus Energy Capital, LLC (a limited liability company) as of December 31, 2014 and 2013 and the related statements of operations, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of Plexus Energy Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plexus Energy Capital, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Plexus Energy Capital LLC's financial statements. The supplementary information contained in Schedules I and II is the responsibility of Plexus Energy Capital LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
February 20, 2015

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2014	DECEMBER 31, 2013
CURRENT ASSET:		
Cash and cash equivalents	$ 34,990	$ 67,339
TOTAL ASSETS	$ 34,990	$ 67,339

LIABILITIES AND MEMBERS' EQUITY

	2014	2013
CURRENT LIABILITIES:		
Due to related party	$ 3,029	$ 1,709
MEMBERS' EQUITY	31,961	65,630
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 34,990	$ 67,339

The accompanying notes are an integral part of these financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31, 2014	YEARS ENDED DECEMBER 31, 2013
REVENUES:		
Engagement fees	$ 34,500	$ 275,352
Interest and dividends	-	29
	34,500	275,381
OPERATING EXPENSES:		
Salaries and benefits	17,255	81,048
Contract services	9,000	9,000
Overhead charges paid to related entity (Note C)	5,400	480
Professional fees	3,500	3,500
Membership dues	2,133	3,025
Other operating expenses	1,346	114
Consulting expense	-	25,184
	38,634	122,351
NET INCOME (LOSS)	$ (4,134)	$ 153,030

The accompanying notes are an integral part of these financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Members' equity at January 1, 2013	$	12,870
Members' distributions		(100,270)
Net income		153,030
Members' equity at December 31, 2013		65,630
Members' distributions		(29,535)
Net loss		(4,134)
Members' equity at December 31, 2014	$	31,961

The accompanying notes are an integral part of these financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2014	YEARS ENDED DECEMBER 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (4,134)	$ 153,030
Adjustments to Reconcile Net Income to Net Cash Used For Operations:		
Increase (decrease) in cash resulting from change in:		
Due to related parties	1,320	(1,307)
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(2,814)	151,723
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' distributions	(29,535)	(100,270)
NET CASH USED FOR FINANCING ACTIVITIES	(29,535)	(100,270)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,349)	51,453
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	67,339	15,886
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 34,990	$ 67,339

The accompanying notes are an integral part of these financial statements.

PLEXUS ENERGY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 and 2013

A. Summary of Significant Accounting Policies

Organization

Plexus Energy Capital, LLC (the Company) is a Colorado Limited Liability Company formed September 23, 2005 to engage in investment banking and financial consulting. The Company currently operates as a consultant in debt and equity financing transactions for a fee. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members' in their individual returns.

A. Summary of Significant Accounting Policies (Continued)

Uncertain Tax Positions

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2014 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2011 through 2013 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Statement Classification of Interest and Penalties

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2014.

B. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. In 2014, the Company derived 100% of its revenue from one client. In 2013, the Company derived 91% of total fee revenue from one client.

C. Transactions with Related Entities

The Company has an expense paying and sublease agreement with two related entities. These related entities provide administrative services including payroll functions and bill paying services. The Company reimburses the related entities through direct cost reimbursement agreements. The Company paid $5,400 and $480 per year for the years 2014 and 2013, respectively, for the personal property, utilities, office space and payroll to the related parties. The members' of the Company feel that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. The amount due to the related entities at December 31, 2014 was $3,029.

D. Subsequent Events

Management has evaluated subsequent events through February 20, 2015, which is the date the financial statements were available to be issued.

E. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2014, the Company's net capital was $31,961 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

SUPPLEMENTARY INFORMATION

PLEXUS ENERGY CAPITAL, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 31,961
DEDUCTIONS:	-
NET CAPITAL	$ 31,961
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 3,029
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0948:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

PLEXUS ENERGY CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Plexus Energy Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Plexus Energy Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Plexus Energy Capital, LLC stated that Plexus Energy Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Plexus Energy Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plexus Energy Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

H&H, P.C.

Harding and Hittesdorf, P.C.
Denver, CO
February 20, 2015

PLEXUS ENERGY CAPITAL LLC
1515 Wazee Street, Suite 350
Denver, CO 80202

ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members of management of Plexus Energy Capital, LLC (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the seven month period from June 1, 2014 through December 31, 2014.

Plexus Energy Capital, LLC

By: Tara N Lee

Tara N Lee Secretary

Name and Title

12/31/14

Date